SETTLEMENT AGREEMENT AND MUTUAL RELEASE

WHEREAS, Bulldog Investors, LLC ("Bulldog"), as plaintiff, and Hill International, Inc. ("Hill" or the "Company"), David L. Richter, Camille S. Andrews, Brian W. Clymer, Irvin E. Richter, Steven M. Kramer, Gary F. Mazzucco, Adam L. Eiseman, and Raouf S. Ghali (collectively, "Defendants") are parties to the Delaware Court of Chancery action captioned *Bulldog Investors, LLC v. Hill International, Inc., et al.*, C.A. No. 12657-VCL (the "Action");

WHEREAS, the undersigned (the "Parties") wish to settle the Action, and the dispute giving rise thereto, on the terms and conditions set forth in this Settlement Agreement and Mutual Release (the "Agreement").

IT IS HEREBY AGREED AS FOLLOWS:

1. **The Board.**

   a. The Board of Directors of Hill (the "Board") shall be ten members, including Steven R. Curts, Craig L. Martin, Paul Evans, Charles Gillman, David Sgro, David L. Richter, Raouf S. Ghali, Alan S. Fellheimer, Brian W. Clymer, and Camille S. Andrews. Adam L. Eiseman agrees to resign from the Board effective upon the execution of this Agreement.

   b. Evans, Gillman, and Sgro will be deemed to have been elected by the stockholders on August 11, 2016, approved by the Board, and qualified to serve in the 2019 director class.

   c. The Board shall endeavor to reduce its size to seven members over time.

2. **Governance.**

   a. For three years from the date of this Agreement, the Chairman of the Board shall be elected by both a majority vote of the Board and a majority vote of the independent directors; and a new Chairman, who is not the Chief Executive Officer, shall be elected by the Board after executing this Agreement.

   b. For three years from the date of this Agreement, the composition of the committees of the Board, including the appointment of committee chairs, shall be approved by a majority vote of the Board and a majority vote of the independent directors.

c.   The Board will consider adopting a policy that any law firm that has represented the Company in the past three years cannot represent a director or officer personally.

d.   Bulldog hereby withdraws its stockholder proposals made in connection with Hill's 2016 annual meeting, and the Company and the Board will review Sections 2.2 and 3.3 of the Company's Bylaws in order to simplify their language in order to improve their comprehensibility and permit them to be understood by any reasonable stockholder.

3.   **Acquisitions.** For 24 months from the date of this Agreement, Hill shall not make any acquisition of a business or of operating assets in excess of $5,000,000 without obtaining the approval of eight out of ten directors, or if the Board has been reduced to fewer than ten directors, the approval of all but one of the directors. It is understood that Hill is restricted from making such business acquisitions even if less than $5,000,000 unless such transaction has been presented to the Board first for approval by a majority of the directors.

4.   **The Action.** As soon as practicable, but no later than one business day after the Parties' execution of this Agreement, Bulldog shall file the Stipulation and Proposed Order (the "Stipulation") attached hereto as Exhibit A.

5.   **Payments.**

a.   Within three business days of the Stipulation being entered by the Court of Chancery, the Company shall pay to Bulldog the reasonable proxy expenses of the participants in the Bulldog proxy solicitation for Hill's 2016 annual meeting (including direct legal costs), which Bulldog represents to be $240,000, which representation the Company accepts.

b.   An *ad hoc* committee of the Board consisting of Curts, Martin, Evans, Gillman and Sgro, shall consider whether the Company should pay the reasonable proxy expenses of the participants in the Bulldog proxy solicitation for Hill's 2015 annual meeting, which Bulldog represents to be $70,000 and such amount shall be paid to Bulldog if it is approved by a majority of the members of the *ad hoc* committee.

c. Within three business days of the Stipulation being entered by the Court of Chancery, the Company shall pay Bulldog's counsel reasonable attorneys' fees and expenses in the amount of $800,000. The Company shall give notice to its stockholders that the Company is making or has made such payment to Bulldog's counsel.

6. **Mutual Releases in the Action.** Upon entry of the Stipulation by the Court of Chancery, the following mutual releases shall take effect without further action by any party, such releases not to release any claims that arise under this Settlement Agreement:

a. Bulldog, and its respective heirs, successors, predecessors, assigns, present and former directors, officers, stockholders, partners, managers, members, principals, representatives, employees, agents, counsel, advisors, trustees, affiliates, parents, subsidiaries, attorneys, and insurers (together, the "Bulldog Releasing Parties") hereby fully and completely discharge and release Defendants, including Hill, and its present and former directors, officers, representatives, employees, agents, counsel, advisors, affiliates, subsidiaries, attorneys, insurers, heirs, successors, predecessors, and assigns in and from any and all manner of claims, demands, rights, liabilities, losses, obligations, duties, damages, costs, debts, expenses, interest, penalties, sanctions, fees, attorneys' fees, actions, potential actions, causes of action, suits, agreements, judgments, decrees, matters, issues and controversies of any kind, nature or description whatsoever, whether known or unknown, disclosed or undisclosed, accrued or unaccrued, apparent or not apparent, foreseen or unforeseen, matured or not matured, suspected or unsuspected, liquidated or not liquidated, fixed or contingent, that the Bulldog Releasing Parties ever had, now have, or may have, whether individual, class, representative, direct, derivative, legal, equitable, or any other type or in any other capacity, whether based on state, local, federal, foreign, statutory, regulatory, common or other law or rule, which now or hereafter, are based upon, arise out of, relate in any way to, or involve, directly or indirectly, any of the actions, transactions, occurrences, statements, representations, misrepresentations, omissions, allegations, facts, practices, events, claims or any other matters, things or causes whatsoever, or any series thereof, that were, could have been, or in the future can or might be alleged, asserted, set forth, claimed, embraced, involved, or referred to in, or related to, directly or indirectly, the Action, the subject matter and claims alleged in the Action, in any court, tribunal, or forum, it being understood that this release applies only to claims brought by the Bulldog Releasing Parties and cannot and does not apply to claims that may be brought by or on behalf of Hill or by or on behalf of any Hill stockholder other than the Bulldog Releasing Parties.

b.   Defendants, including Hill, and its present and former directors, officers, representatives, employees, agents, counsel, advisors, affiliates, subsidiaries, attorneys, and insurers (the "Hill Releasing Parties") hereby fully and completely discharge and release Bulldog and its present and former directors, officers, stockholders, partners, managers, members, principals, representatives, employees, agents, counsel, advisors, trustees, affiliates, parents, subsidiaries, attorneys, insurers, heirs, successors, predecessors, and assigns in and from any and all manner of claims, demands, rights, liabilities, losses, obligations, duties, damages, costs, debts, expenses, interest, penalties, sanctions, fees, attorneys' fees, actions, potential actions, causes of action, suits, agreements, judgments, decrees, matters, issues and controversies of any kind, nature or description whatsoever, whether known or unknown, disclosed or undisclosed, accrued or unaccrued, apparent or not apparent, foreseen or unforeseen, matured or not matured, suspected or unsuspected, liquidated or not liquidated, fixed or contingent, that the Hill Releasing Parties ever had, now have, or may have, whether individual, class, representative, direct, derivative, legal, equitable, or any other type or in any other capacity, whether based on state, local, federal, foreign, statutory, regulatory, common or other law or rule, which now or hereafter, are based upon, arise out of, relate in any way to, or involve, directly or indirectly, any of the actions, transactions, occurrences, statements, representations, misrepresentations, omissions, allegations, facts, practices, events, claims or any other matters, things or causes whatsoever,

4

or any series thereof, that were, could have been, or in the future can or might be alleged, asserted, set forth, claimed, embraced, involved, or referred to in, or related to, directly or indirectly, the Action, in any court, tribunal, or forum.

7. **Authority/Binding Effect.** Each Party hereto represents that the person executing this Agreement on that Party's behalf has been duly authorized to do so and that the Party for whom such person is acting will be fully and legally bound by such execution of this document, subject to the terms of this Agreement. This Agreement, and the releases contained in this agreement, shall be binding upon and shall inure to the benefit of the successors, heirs, assigns and affiliates of the Parties hereto.

8. **No Admission of Liability.** The Parties agree that this Agreement shall not be deemed or construed to be an admission or evidence of any violation of any statute or law or of any liability or wrongdoing or of the truth of any of the claims or allegations alleged in the Action or as a waiver of any defenses thereto. The Parties are entering into this Agreement solely because it eliminates the burden, expense, risk and distraction of further disputes.

9. **Fees and Costs.** Except as otherwise expressly provided in this Agreement, each Party will bear its own costs, expenses and attorneys' fees, incurred in or arising out of or in any way related to the Action and the negotiation and implementation of this Agreement.

10. **Counterparts.** This Agreement may be executed in counterparts, and facsimile or electronic signatures of the Parties shall be treated for all purposes as original signatures, but shall not be effective against any Party until executed by all Parties.

11. **No Modification.** No modification or waiver of any provision of this Agreement shall be effective unless the same shall be in writing and signed by all Parties hereto.

12. **Disputes; Governing Law; Jurisdiction; Irreparable Harm.** This Agreement shall be governed by the laws of Delaware without regard to principles of conflicts of law. Any claims or causes of action arising out of, related to or implicating this Agreement shall be brought exclusively in the Court of Chancery of the State of Delaware located in New Castle County, or if such Court lacks jurisdiction to hear such claim, the Superior Court for the State of Delaware located in New Castle County. The Parties waive any objection to the *in personam* jurisdiction, forum, venue or convenience of such courts in any such action. The

5

Parties agree that any breach of this Agreement shall constitute irreparable harm that is not reasonably compensable by monetary damages and shall not contest a claim of irreparable harm based upon this provision in litigation being conducted pursuant to this paragraph 12.

BULLDOG INVESTORS, LLC

HILL INTERNATIONAL, INC.

By: Phillip Goldstein
Title: _____
Date: September __, 2016

By: David L. Richter
Title: Chief Executive Officer
Date: September 15, 2016

DAVID L. RICHTER

Date: September 15, 2016

CAMILLE S. ANDREWS

Date: September 15, 2016

BRIAN W. CLYMER

Date: September 15, 2016

IRVIN E. RICHTER

Date: September 15, 2016

STEVEN M. KRAMER

Date: September 15, 2016

GARY F. MAZZUCCO

Date: September 15, 2016

RAOUF S. GHALI

Date: September 15, 2016

ADAM L. EISEMAN

Date: September 15, 2016

of the State of Delaware located in New Castle County, or if such Court lacks jurisdiction to hear such claim, the Superior Court for the State of Delaware located in New Castle County. The Parties waive any objection to the *in personam* jurisdiction, forum, venue or convenience of such courts in any such action. The Parties agree that any breach of this Agreement shall constitute irreparable harm that is not reasonably compensable by monetary damages and shall not contest a claim of irreparable harm based upon this provision in litigation being conducted pursuant to this paragraph 12.

BULLDOG INVESTORS, LLC	HILL INTERNATIONAL, INC.
____________________	____________________
By: Phillip Goldstein Title: ________________ Date: September __, 2016	By: David L. Richter Title: Chief Executive Officer Date: September 15, 2016
DAVID L. RICHTER	CAMILLE S. ANDREWS
____________________ Date: September 15, 2016	[signature] Date: September 15, 2016
BRIAN W. CLYMER	IRVIN E. RICHTER
____________________ Date: September 15, 2016	____________________ Date: September 15, 2016
STEVEN M. KRAMER	GARY F. MAZZUCCO
____________________ Date: September 15, 2016	____________________ Date: September 15, 2016
RAOUF S. GHALI	ADAM L. EISEMAN

Parties agree that any breach of this Agreement shall constitute irreparable harm that is not reasonably compensable by monetary damages and shall not contest a claim of irreparable harm based upon this provision in litigation being conducted pursuant to this paragraph 12.

BULLDOG INVESTORS, LLC   HILL INTERNATIONAL, INC.

By: Phillip Goldstein   By: David L. Richter
Title: _____   Title: Chief Executive Officer
Date: September __, 2016   Date: September 15, 2016

DAVID L. RICHTER   CAMILLE S. ANDREWS

Date: September 15, 2016   Date: September 15, 2016

BRIAN W. CLYMER   IRVIN E. RICHTER

Date: September 15, 2016   Date: September 15, 2016

STEVEN M. KRAMER   GARY F. MAZZUCCO

Date: September 15, 2016   Date: September 15, 2016

RAOUF S. GHALI   ADAM L. EISEMAN

Date: September 15, 2016   Date: September 15, 2016

Parties agree that any breach of this Agreement shall constitute irreparable harm that is not reasonably compensable by monetary damages and shall not contest a claim of irreparable harm based upon this provision in litigation being conducted pursuant to this paragraph 12.

BULLDOG INVESTORS, LLC

HILL INTERNATIONAL, INC.

By: Phillip Goldstein
Title: _____
Date: September ___, 2016

By: David L. Richter
Title: Chief Executive Officer
Date: September 15, 2016

DAVID L. RICHTER

CAMILLE S. ANDREWS

Date: September 15, 2016

Date: September 15, 2016

BRIAN W. CLYMER

IRVIN E. RICHTER

Date: September 15, 2016

Date: September 15, 2016

STEVEN M. KRAMER

GARY F. MAZZUCCO

Date: September 15, 2016

Date: September 15, 2016

RAOUF S. GHALI

ADAM L. EISEMAN

Date: September 15, 2016

Date: September 15, 2016

of the State of Delaware located in New Castle County, or if such Court lacks jurisdiction to hear such claim, the Superior Court for the State of Delaware located in New Castle County. The Parties waive any objection to the *in personam* jurisdiction, forum, venue or convenience of such courts in any such action. The Parties agree that any breach of this Agreement shall constitute irreparable harm that is not reasonably compensable by monetary damages and shall not contest a claim of irreparable harm based upon this provision in litigation being conducted pursuant to this paragraph 12.

BULLDOG INVESTORS, LLC

____
By: Phillip Goldstein
Title: ______________________
Date: September __, 2016

HILL INTERNATIONAL, INC.

____
By: David L. Richter
Title: Chief Executive Officer
Date: September 15, 2016

DAVID L. RICHTER

____
Date: September 15, 2016

CAMILLE S. ANDREWS

____
Date: September 15, 2016

BRIAN W. CLYMER

____
Date: September 15, 2016

IRVIN E. RICHTER

____
Date: September 15, 2016

STEVEN M. KRAMER

Steven M. Kramer
Date: September 15, 2016

GARY F. MAZZUCCO

____
Date: September 15, 2016

RAOUF S. GHALI

ADAM L. EISEMAN



of the State of Delaware located in New Castle County, or if such Court lacks jurisdiction to hear such claim, the Superior Court for the State of Delaware located in New Castle County. The Parties waive any objection to the *in personam* jurisdiction, forum, venue or convenience of such courts in any such action. The Parties agree that any breach of this Agreement shall constitute irreparable harm that is not reasonably compensable by monetary damages and shall not contest a claim of irreparable harm based upon this provision in litigation being conducted pursuant to this paragraph 12.

BULLDOG INVESTORS, LLC	HILL INTERNATIONAL, INC.
____________________	____________________
By: Phillip Goldstein	By: David L. Richter
Title: ________________	Title: Chief Executive Officer
Date: September __, 2016	Date: September 15, 2016
DAVID L. RICHTER	CAMILLE S. ANDREWS
____________________	____________________
Date: September 15, 2016	Date: September 15, 2016
BRIAN W. CLYMER	IRVIN E. RICHTER
____________________	____________________
Date: September 15, 2016	Date: September 15, 2016
STEVEN M. KRAMER	GARY F. MAZZUCCO
____________________	[signature]
Date: September 15, 2016	Date: September 15, 2016
RAOUF S. GHALI	ADAM L. EISEMAN

Parties agree that any breach of this Agreement shall constitute irreparable harm that is not reasonably compensable by monetary damages and shall not contest a claim of irreparable harm based upon this provision in litigation being conducted pursuant to this paragraph 12.

BULLDOG INVESTORS, LLC   HILL INTERNATIONAL, INC.

By: Phillip Goldstein   By: David L. Richter
Title: _____   Title: Chief Executive Officer
Date: September ___, 2016   Date: September 15, 2016

DAVID L. RICHTER   CAMILLE S. ANDREWS

Date: September 15, 2016   Date: September 15, 2016

BRIAN W. CLYMER   IRVIN E. RICHTER

Date: September 15, 2016   Date: September 15, 2016

STEVEN M. KRAMER   GARY F. MAZZUCCO

Date: September 15, 2016   Date: September 15, 2016

RAOUF S. GHALI   ADAM L. EISEMAN

Date: September 15, 2016   Date: September 15, 2016

Parties agree that any breach of this Agreement shall constitute irreparable harm that is not reasonably compensable by monetary damages and shall not contest a claim of irreparable harm based upon this provision in litigation being conducted pursuant to this paragraph 12.

BULLDOG INVESTORS, LLC   HILL INTERNATIONAL, INC.

By: Phillip Goldstein   By: David L. Richter
Title: _____   Title: Chief Executive Officer
Date: September __, 2016   Date: September 15, 2016

DAVID L. RICHTER   CAMILLE S. ANDREWS

Date: September 15, 2016   Date: September 15, 2016

BRIAN W. CLYMER   IRVIN E. RICHTER

Date: September 15, 2016   Date: September 15, 2016

STEVEN M. KRAMER   GARY F. MAZZUCCO

Date: September 15, 2016   Date: September 15, 2016

RAOUF S. GHALI   ADAM L. EISEMAN

Date: September 15, 2016   Date: September 15, 2016

Parties agree that any breach of this Agreement shall constitute irreparable harm that is not reasonably compensable by monetary damages and shall not contest a claim of irreparable harm based upon this provision in litigation being conducted pursuant to this paragraph 12.

BULLDOG INVESTORS, LLC

By: Phillip Goldstein
Title: _Member_
Date: September 16, 2016

HILL INTERNATIONAL, INC.

By: David L. Richter
Title: Chief Executive Officer
Date: September 15, 2016

DAVID L. RICHTER

Date: September 15, 2016

CAMILLE S. ANDREWS

Date: September 15, 2016

BRIAN W. CLYMER

Date: September 15, 2016

IRVIN E. RICHTER

Date: September 15, 2016

STEVEN M. KRAMER

Date: September 15, 2016

GARY F. MAZZUCCO

Date: September 15, 2016

RAOUF S. GHALI

Date: September 15, 2016

ADAM L. EISEMAN

Date: September 15, 2016

Date: September 15, 2016   Date: September 15, 2016

STEVEN R . CURTS   CRAIG L. MARTIN

Date: September 15, 2016   Date: September 15, 2016

ALAN S. FELLHEIMER

Date: September 15, 2016



STEVEN R . CURTS

____

Date: September 15, 2016

CRAIG L. MARTIN

____

Date: September 15, 2016

ALAN S. FELLHEIMER

____

Date: September 15, 2016

STEVEN R . CURTS

CRAIG L. MARTIN

Date: September 15, 2016

Date: September 15, 2016

ALAN S. FELLHEIMER

Date: September 15, 2016

EXHIBIT A

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

BULLDOG INVESTORS, LLC, Plaintiff, v. HILL INTERNATIONAL, INC., DAVID L. RICHTER, ALAN S. FELLHEIMER, STEVEN R. CURTS, CAMILLE S. ANDREWS, BRIAN W. CLYMER, CRAIG L. MARTIN, IRVIN E. RICHTER, STEVEN M. KRAMER, GARY F. MAZZUCCO, ADAM L. EISEMAN, RAOUF S. GHALI, Defendants.	C.A. No. 12657-VCL

STIPULATION AND [PROPOSED] ORDER

WHEREAS, Hill International, Inc. ("Hill" or the "Company) validly

noticed its 2016 Annual Meeting (the "Annual Meeting") to be held on August 11,

2016 at 11:00 a.m.;

WHEREAS, Plaintiff Bulldog Investors, LLC ("Bulldog") nominated Paul

Evans, Charles Gillman and David Sgro for election at the Annual Meeting, (the

"Bulldog Nominees");

WHEREAS, Bulldog appeared at the appointed time and place for the

Annual Meeting with proxies representing a majority of the Company's outstanding voting power in support of the Bulldog Nominees and in support of, among other things, Proposals 2 and 3 as listed in the Company's proxy statement;

WHEREAS, Bulldog filed its Verified Shareholder Complaint on August 15, 2016, which includes claims for relief under 8 *Del. C.* § 225, and seeks to have the Bulldog Nominees declared as having been elected at the Annual Meeting;

WHEREAS, proceedings in this action have been expedited pursuant to the Stipulation and Order Governing Case Schedule entered on August 24, 2016;

WHEREAS, on September 6, 2016, the Court entered a Status Quo Order in this action; and

WHEREAS, the parties have entered into a Settlement Agreement and Mutual Release, which resolves the disputes raised in this action;

IT IS HEREBY STIPULATED AND AGREED, subject to approval of the Court, that:

1.   The Annual Meeting is deemed to have occurred on August 11, 2016 as originally noticed by the Company.

2.   The Bulldog Nominees are deemed to have been elected as of August 11, 2016 as if the Annual Meeting had not been postponed, and are hereby elected to the Company's Board of Directors (the "Board").

3.   The nominees proposed by the Company for election at the Annual meeting, Steven M. Kramer, Gary F. Mazzucco and Irvin E. Richter,

are deemed to have lost the election as if the Annual Meeting had not been postponed, and are hereby no longer directors of the Company.

4. Proposal 2 in the Annual Meeting proxy statement for the amendment of certain bylaw provisions to implement majority voting is deemed to have been adopted as of August 11, 2016 as if the Annual Meeting had not been postponed.

5. Proposal 3 in the Annual Meeting proxy statement to provide for an annual advisory vote on named executive officer compensation is deemed to have been adopted as of August 11, 2016 as if the Annual Meeting had not been postponed.

6. The Company shall give notice to its stockholders that the Company has agreed to pay Plaintiff's counsel $800,000 in fees and expenses in connection with this action, in recognition of the corporate benefit created by the litigation. The Court has not examined and expresses no view as to the reasonableness or the legitimacy of the payment.

7. The Status Quo Order entered on September 6, 2016 is hereby vacated and of no further force or effect.

8. The terms of the Stipulation and Order for the Production and Exchange of Confidential and Highly Confidential Information entered in this

action shall remain binding on the parties pursuant to Paragraph 24 of that order.

9.   This action is hereby dismissed with prejudice with each party to bear its own costs, except as provided in the Settlement Agreement.

10.   The Court retains jurisdiction to enforce the terms of the Settlement Agreement.

ROSENTHAL, MONHAIT & GODDESS, PA	ASHBY & GEDDES
_____	_____
Norman M. Monhait (#1040)	Stephen E. Jenkins (#2152)
Carmella P. Keener (#2810)	Catherine A. Gaul (#4310)
P. Bradford deLeeuw (#3569)	Andrew D. Cordo (#4534)
919 N. Market Street, Suite 1401	F. Troupe Mickler IV (#5361)
Wilmington, Delaware 19801	Peter H. Kyle (#5918)
	500 Delaware Avenue, 8th Floor
Of Counsel:	Wilmington, Delaware 19801
	(302) 654-1888
CSS LEGAL GROUP PLLC	
Carol S. Shahmoon, Esq.	
1010 Northern Blvd., Suite 208	*Attorneys for Defendants Hill*
Great Neck, New York 11021	*International, Inc., David L. Richter,*
(646) 517-4399	*Camille S. Andrews, Brian W. Clymer,*
	Irvin E. Richter, Steven M. Kramer, Gary
Attorneys for Plaintiff Bulldog	*F. Mazzucco, Adam L. Eiseman, and*
Investors, LLC	*Raouf S. Ghali*

Dated: September __, 2016

SO ORDERED this ___ day of _____, 2016.

_____
J. Travis Laster
Vice Chancellor